  Exhibit 99.1

High Tide Marks Cyber Monday by Taking Cabana Club Global

  The Company Simplifies and Unites its Retail Ecosystem Under the Cabana Club Banner.
  Cabana Club Expands Coverage Beyond Canada to Cover the Entire United States, European Union, and United Kingdom.
  The Company Also Adds the Growing International Snacks and Confectionary Category to its CBD and Consumption Accessories-Commerce Offerings.
  Enhanced Global Strategy Aims to Build on Existing International Customer Database of Over 4 Million.

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated August 31, 2023, to its short form base shelf prospectus dated August 3, 2023.

CALGARY, AB, Dec. 2, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the second largest cannabis retailer in the world by store count, is marking Cyber Monday by expanding the first of its kind and innovative Cabana Club membership program across the entirety of the United States (U.S.) through cabanaclubusa.com, as well as the European Union (EU) and the United Kingdom (UK) through cabanaclub.eu.

High Tide Inc., December 2, 2024 (CNW Group/High Tide Inc.)

The Company is also adding international snacks and confectionary to its e-commerce offerings, which already include hemp-derived CBD products, consumption accessories and related merchandise. According to Statista, the global e-commerce market for snacks and confectionery is expected to reach over US$113 billion in revenue this year, with an anticipated annual growth rate of 14%, resulting in a projected market volume of approximately US$218 billion by 2029.1

"Innovation and market disruption are at the core of High Tide's DNA, and today marks another milestone in our journey. I am excited to announce that, in celebration of Cyber Monday, we are taking our highly successful Cabana Club membership program global. The CBD and consumption accessory markets are still fragmented across the U.S. and Europe, which presents a significant opportunity for High Tide to lead consolidation efforts as we expand our international e-commerce footprint. With our proven track record, I am confident that we will disrupt the global online space in the same transformative way we've reshaped the Canadian cannabis landscape," said Raj Grover, Founder and Chief Executive Officer of High Tide.

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[1] https://www.statista.com/outlook/emo/food/confectionery-snacks/worldwide

"I'm particularly excited about the launch of our international snacks and confectionery category, which complements our cannabis offerings and holds substantial growth potential. Sales across our ancillary cannabis e-commerce platforms have declined, particularly in the CBD segment. This trend is not unique to High Tide, as CBD sales have decreased globally due to inflationary pressures over the past two years. However, this has not affected our overall growth trajectory, thanks to our strong bricks-and-mortar sales during the same period. As such, we believe this launch carries minimal risk, supported by our robust free cash flow profile. This initiative has been in the works since the beginning of the year, and I want to extend my deepest gratitude to our team members who have dedicated countless hours to bring this vision to life. As always, our focus remains on operational excellence as we continue to ride the tide of success," added Mr. Grover.

The new global Cabana Club interface will provide members with a single point of login to access instant savings with the lowest price guaranteed. In the U.S., members will be able to purchase hemp-derived CBD, consumption accessories as well as international snacks and confectionary items from Smoke Cartel, Daily High Club, DankStop, NuLeaf, and FABCBD. Members across the entire EU and UK will now have access to these same products through Grasscity and Blessed CBD. Members will also be able to access an exclusive page featuring additional Cabana Club and third-party coupons.

Given its track record in Canadian bricks-and-mortar sales, the Company anticipates its U.S. and European e-commerce platforms to experience a similar growth trajectory and anticipates breaking even on revenue and EBITDA within approximately six and twelve months respectively. This enhanced Cabana Club launch puts the Company in a strong position to take advantage of emerging adult-use markets as they open outside of its Canadian home base.

The aggressive discounting on merchandise will be partially offset through the sale of additional ELITE memberships. As such, for the first year, those signing onto ELITE in the U.S., EU and UK will be able to do so for just $15, €15, and £15, respectively. This represents a 50% discount on international ELITE memberships. These new ELITE members will also enjoy access to free shipping and hassle-free returns, including access to ELITE-only merchandise and even steeper discounts. In the coming weeks, the Company also anticipates launching new products, such as mystery snacks and birthday boxes. As the new program establishes itself in the U.S. and Europe, the Company may choose to disrupt additional product categories to serve Cabana Club members.

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[2] As reported by ATB Capital Markets based on store counts as of February 8, 2024

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count2. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 188 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the global market and growth potential of the  Company's international snacks and confections category, the ability of the Company to lead consolidation efforts in the CBD and consumption accessory spaces, the growth trajectory of the Company's European and U.S. ecommerce platforms, the risk level of the launch and the ability of the Company to stay on a positive growth trajectory, our ability to break even on revenue and EBITDA on the timelines indicated herein, the ability of the Company to enter emerging adult use markets, and future program and product offerings. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 02-DEC-24